As filed with the Securities and Exchange Commission on November 23, 2005

Registration No. 333-126909

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM F-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOWER SEMICONDUCTOR LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O. Box 619
Migdal Haemek, Israel, 23105
972-4-650-6611
(Address and telephone number of Registrant’s principal executive offices)

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, California 95129
Tel: 408-551-6500
Facsimile: 408-551-6509
(Name, address and telephone number of agent for service)

Copies of all Correspondence to:

DAVID H. SCHAPIRO, ESQ.	SHELDON KRAUSE, ESQ.
ARI FRIED, ESQ.	Eilenberg & Krause LLP
Yigal Arnon & Co.	11 East 44th Street
1 Azrieli Center	New York, NY 10017
Tel Aviv, 67021 Israel	Tel: 212-986-9700
Tel: 972-3-608-7856

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        The purpose of this Amendment No. 4 to the Registration Statement is to file Exhibits 24.2 and 25.1 to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Israeli Companies Law-1999, or the Companies Law, which entered into effect on February 1, 2000 and was amended most recently in March 2005, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company, except for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the company in a “distribution” (as defined in the Companies Law).

2.	enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

(a)	the breach of his duty of care to the company or any other person;

(b)	the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)	monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company;

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder; and

(c)	reasonable litigation expenses, including attorneys’ fees, actually incurred by such office holder due to an investigation or a proceeding instituted against such office holder by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against such office holder and without any financial obligation imposed on such office holder in lieu of criminal proceedings, or that was finalized without the filing of an indictment against such office holder but with financial obligation imposed on such office holder in lieu of criminal proceedings of a crime which does not require proof of criminal intent.

        The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, as described in:

i.	sub-section 3(a) above, provided such undertaking is limited to and actually sets forth the types of occurrences, which, in the opinion of the company’s board of directors based on the current activity of the Company, are, at the time such undertaking is provided, foreseeable, and to an amount and degree that the board of directors has determined is reasonable for such indemnification under the circumstances; and

ii.	sub-sections 3(b) and 3(c) above.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

—	a breach of his fiduciary duty, except to the extent described above;

—	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

—	an act or omission done with the intent to unlawfully realize personal gain; or

—	a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term “office holder” includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

        We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association. We have never had the occasion to indemnify any of our office holders.

ITEM 9.	EXHIBITS

        EXHIBIT INDEX

Exhibit Numbers	Description of Document

3.1	Articles of Association of the Issuer, as amended.**

4.1	Form of Rights Agent Agreement with Form of Rights Certificate attached**

4.2	Form of Indenture**

4.3	Eleventh Amendment, dated October 27, 2005, to the Facility Agreement among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd.**

4.4	Tenth Amendment, dated September 29, 2005, to the Facility Agreement among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd.**

4.5	Ninth Amendment, dated July 24, 2005, to the Facility Agreement among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd.**

5.1	Opinion of Yigal Arnon & Co.**

5.2	Opinion of Eilenberg & Krause LLP**

5.3	Opinion of Roberts and Holland LLP**

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges**

23.1	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)**

23.2	Consent of Brightman Almagor & Co.**

23.3	Consent of Eilenberg & Krause (contained in their opinion constituting Exhibit 5.2)**

23.4	Consent of Roberts & Holland LLP (contained in their opinion constituting Exhibit 5.3)**

24.1	Power of Attorney**

24.2	Power of Attorney of Director

25.1	Statement of Eligibility of Trustee

      **Previously filed.

ITEM 10.	UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (c)        undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (d)        as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

    (e)        undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)2 of the Act.

    (f)        undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant’s latest filing on Form 20-F and any filing on Form 6-K incorporated by reference into the prospectus.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this Amendment No. 4 to the Registration Statement on Form F-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Migdal Haemek, Israel, on November 23, 2005.

TOWER SEMICONDUCTOR LTD. BY: /S/ Russell C. Ellwanger —————————————— Russell C. Ellwanger Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* —————————————— Ehud Hillman	Chairman of the Board	November 23, 2005

/s/ Russell C. Ellwanger —————————————— Russell C. Ellwanger	Director and Chief Executive Officer (Principal Executive Officer)	November 23, 2005

* —————————————— Oren Shirazi	Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 23, 2005

* —————————————— Yossi Rosen	Director	November 23, 2005

* —————————————— Dr. Eli Harari	Director	November 23, 2005

* —————————————— Miin Wu	Director	November 23, 2005

* —————————————— N.D. Reddy	Director	November 23, 2005

* —————————————— Tal Yaron-Eldar	Director	November 23, 2005

* —————————————— Hans Rohrer	Director	November 23, 2005

* —————————————— Kalman Kaufman	Director	November 23, 2005

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES Tower Semiconductor USA, Inc. BY: /S/ RUSSELL C. ELLWANGER —————————————— Russell C. Ellwanger Director and Chief Executive Officer	November 23, 2005

* By: /s/ RUSSELL C. ELLWANGER —————————————— Russell C. Ellwanger, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Numbers	Description of Document

3.1	Articles of Association of the Issuer, as amended.**

4.1	Form of Rights Agent Agreement with Form of Rights Certificate attached**

4.2	Form of Indenture**

4.3	Eleventh Amendment, dated October 27, 2005, to the Facility Agreement among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd.**

4.4	Tenth Amendment, dated September 29,2005, to the Facility Agreement among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd.**

4.5	Ninth Amendment, dated July 24, 2005, to the Facility Agreement among the Registrant, Bank Hapoalim B.M. and Bank Leumi Le-Israel Ltd.**

5.1	Opinion of Yigal Arnon & Co.**

5.2	Opinion of Eilenberg & Krause LLP**

5.3	Opinion of Roberts and Holland LLP**

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges**

23.1	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)**

23.2	Consent of Brightman Almagor & Co.**

23.3	Consent of Eilenberg & Krause (contained in their opinion constituting Exhibit 5.2)**

23.4	Consent of Roberts & Holland LLP (contained in their opinion constituting Exhibit 5.3)**

24.1	Power of Attorney**

24.2	Power of Attorney of Director

25.1	Statement of Eligibility of Trustee

        **Previously filed.